Jeffrey L. Rutherford

Vice President and

Chief Financial Officer

April 21, 2016

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	John Cash
Mindy Hooker

Re:	Ferro Corporation
Form 10-K for the year ended December 31, 2015
Filed February 24, 2016
File No. 1-584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 6, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 24, 2016.

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations – Consolidated, page 21

Income Tax Expense, page 24

1.

Your disclosure indicates that a substantial reason for the change in your valuation allowance was the benefit for the release of valuation allowances deemed no longer necessary.  With a view toward future disclosure, please explain to us specifically what those valuation allowances related to and how you determined they were no longer necessary.

Response:

We have valuation allowances related to temporary differences associated with pension and other benefit programs, other accrued liabilities, domestic operating loss carryforwards and credit carryforwards, state operating loss carryforwards and credit carryforwards, depreciation and amortization, inventories, capitalized research costs, unremitted earnings of foreign subsidiaries, and investments in subsidiaries for multiple entities subject to tax in various jurisdictions.  With respect to the release in 2015 of certain valuation allowances that were primarily recorded in the United States that were deemed no longer necessary, we analyzed the current year and prior two years’ operating results that illustrated a three-year cumulative result of income as of the year-ended December 31, 2015, which was a change from the result of cumulative loss in the prior year’s assessment.  We further analyzed the projected future taxable income in the United States, and concluded that it was sufficient to be able to realize the respective tax benefits.  Considering the weighting of evidence, we concluded that release of the valuation allowances was appropriate, except for valuation allowances recorded against certain credit carryforwards that are expected to expire unused.

In future filings, we will enhance disclosure of this matter to include language substantially similar to the following within Management’s Discussion and Analysis of Financial Condition and Results of Operations and notes to our consolidated financial statements:

“In 2015, we recorded an income tax benefit of $45.1 million, or (82.3%) of income before income taxes, compared to an income tax benefit of $34.2 million, or 79.9% of loss before taxes in 2014.  The 2015 effective tax rate was less than the statutory income tax rate of 35% primarily as a result of a $3.1 million benefit for the release of the valuation allowances related to deferred tax assets that were utilized in the current year, $7.3 million benefit related to the expiration of fully valued tax credits and $63.3 million benefit for the release of valuation allowances on deductible temporary differences, loss carryforwards and certain credits, in certain jurisdictions, which are deemed no longer necessary based upon a change from a cumulative three-year loss to income and our expectation of sufficient future taxable income to be able to realize the respective benefits.”

***

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.875.5428.

Very truly yours,

/s/ Jeffrey L. Rutherford
Vice President and Chief Financial Officer